787 Seventh Avenue
New York, N.Y. 10019-6099
Tel: 212-728-8000
Fax: 212-728-8111

July 13, 2012

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 241

Dear Ms. Cole:

This letter responds to your comments with respect to the filing of a post-effective amendment (“PEA”) to the Company’s registration statement, filed on March 23, 2012, to add iShares MSCI Frontier 100 Index Fund (the “Fund”), as a series of the Company pursuant to Rule 485(a) under the Securities Act of 1933.

The comments were provided in a telephone conversation on May 14, 2012. For your convenience, your comments are summarized below and each comment is followed by our response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment No. 1: In the “Principal Investment Strategies” section, please provide a definition of what constitutes a “Frontier Market.”

Response: The Fund has added the following language in the “Principal Investment Strategies” section to enhance the description of the term “Frontier Market”: “Frontier market countries are those emerging market countries that are considered to be among the smallest, least mature and least liquid.”

Comment No. 2: In the “Principal Investment Strategies” section, please consider including more specific information regarding the Underlying Index. In particular, the following disclosure regarding the Underlying Index from the Statement of Additional Information may be helpful in this regard: “The MSCI Frontier Markets 100 Index is comprised of a subset of securities from the MSCI Frontier

Markets Index (the “Parent Index”). The eligible universe for the Underlying Index consists of all Parent Index constituents that meet certain liquidity and investability criteria. The 100 largest securities are selected from the eligible universe and ranked by free float-adjusted market capitalization. Free-float market capitalization is calculated by taking the security’s price and multiplying it by the number of shares readily available in the market, rather than the total number of shares outstanding. The number of securities in the Underlying Index could potentially differ from 100, depending on the size of the eligible universe. The weight of a single country in the Underlying Index is capped at 50%, and the MSCI 25/50 Indexes methodology is then applied to the resulting securities in the Underlying Index.”

Response: The Company respectfully submits that the “Principal Investment Strategies” section adequately discloses pertinent information regarding the Underlying Index, with the more detailed disclosure referenced properly included in the SAI.

Comment No. 3: Please add the following two sentences to “Frontier Market Risk” on page S-4: “Frontier markets are those emerging markets considered to be among the smallest, least mature and least liquid. Investments in frontier markets generally are subject to a greater risk of loss than investments in developed markets or traditional emerging markets.”

Response: The Fund has revised Frontier Market Risk to include the suggested language.

Comment No.4: In the “More Information About the Fund” section, the Fund has disclosed that its investment objective and the Underlying Index may be changed without shareholder approval. Please add disclosure regarding the type of notice that will be provided to shareholders of such a change.

Response: The Fund has adopted its investment objective as a non-fundamental investment policy. Therefore, the Fund may change its investment objective and its Underlying Index without shareholder approval. In the past, the Company has notified shareholders of a change to an underlying index via a prospectus supplement when required by applicable law.

Comment No.5: In the “Principal Investment Strategies” section, please provide an explanation of what a “free float-adjusted market-capitalization index” is.

Response: The Fund has removed the term “free float-adjusted market capitalization index” from the Prospectus. In describing the Underlying Index in the Fund’s Statement of Additional Information, the Fund currently provides the following explanatory disclosure: Free-float market capitalization is calculated by taking the security’s price and multiplying it by the number of shares readily available in the market rather than the total number of shares outstanding.

Comment No.6: Please disclose whether the Underlying Index is currently concentrated in an industry.

Response: The Fund identifies industries that constitute a significant portion of the Underlying Index, but the threshold for the Fund’s inclusion of disclosure on those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus is included in the prospectus.

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola
P. Jay Spinola

cc: Ed Baer